SPLIT MOUNTAIN PRODUCTIONS INC.
Statement of Cash Flows
(Unaudited)

	For the Period March 14, 2017 (Inception) to May 31, 2017
Cash flows from operating activities	
Net income	$ -
Net cash provided by operating activities	-
Cash flows from financing activities	
Proceeds from stock issuance	500
Net cash provided by financing activities	500
Net cash increase for period	500
Cash at beginning of period	-
Cash at end of period	$ 500



David H Greene
Chief Operating Officer